Dodge & Cox  /  Investment Managers  /  San Francisco
Conclusion: If we use what we believe are reasonable earnings growth rates and P/E ratio assumptions, annualized total returns for the S&P 500 over the next three years would be moderate.
For Reference:
• Average S&P 500 P/E Ratio since 1960: 16x
• Average S&P 500 Earnings Growth Rate since 1960: 6.5%
Note: Total return is a function of earnings growth, P/E multiple and dividend yield.
Outlook for the Equity Market
as of July 31, 2008
Potential Future Returns for the S&P 500
Growth in S&P 500 Operating Earnings
(Annualized through July 2011)
Ending
P/E Multiple
6/11
Annualized Total Returns
in a range of
-1.3% to 13.1%*
4% 7% 10%
18x 7.1% 10.1% 13.1%
16x 3.1% 6.0% 8.9%
14x -1.3% 1.4% 4.2%
*As of 7/31/08, S&P 500 price = $1,267.38. LTM bottom-up, operating earnings = $72.11, including estimated earnings for the final period. Dividend yield = 2.26% . P/E = 17.6x.
The annual growth rates and P/E ratio assumptions are for illustrative purposes only and do not reflect the performance of any account. Sources: Standard & Poor’s, Bloomberg,
Russell/Mellon Analytical Services.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge
& Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox
Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Q1 1994
Q1 1995
Q1 1996
Q1 1997
Q1 1998
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Q1 2000
Q1 2001
Q1 2002
Q1 2003
Q1 2004
Q1 2005
Q1 2006
Q1 2007
Q1 2008

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Stock Fund: Weighting of Foreign Securities
as of June 30, 2008
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Percent of Fund assets invested in US dollar denominated foreign securities, 1994 – June 2008
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%
20%
6/30/08
19.5%
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Dodge & Cox  /  Investment Managers  /  San Francisco
Consumer Price Index: 20 Years Ending June 2008
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
6/88 6/90 6/92 6/94 6/96 6/98 6/00 6/02 6/04 6/06 6/08
Average
3.1
S&P Industrials Net Profit Margin: 1987 - March 2008
0%
1%
2%
3%
4%
5%
6%
7%
8%
1987 1990 1993 1996 1999 2002 2005 Q108
Average
5.1%
S&P Industrials Price-to-Sales: 20 Years Ending June 2008
0.5x
0.7x
0.9x
1.1x
1.3x
1.5x
1.7x
1.9x
2.1x
2.3x
6/88 6/90 6/92 6/94 6/96 6/98 6/00 6/02 6/04 6/06 6/08
Average
1.3x
S&P Industrials Forward Price-to-Earnings: 1987 - June 2008
8x
10x
12x
14x
16x
18x
20x
22x
24x
26x
1987 1990 1993 1996 1999 2002 2005 2008 Q2
Average
15.8x
Current Market Environment
as of June 30, 2008
Source: Morgan Stanley Source: The Leuthold Group
Source: Standard & Poor’s
Source: Department of Labor
Note: Price-to-earnings ratio is based on 12-month, forward diluted estimates, including negative earnings. Net Profit margin based on diluted EPS, as reported (US GAAP). The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.
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